

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

April 30, 2009

Via U.S. Mail and facsimile

Michael Connor
President
Merrill Lynch Depositor, Inc.
World Financial Center
New York, NY 10080

      Re: Merrill Lynch Depositor, Inc.
               Registration Statement on Form S-3
               Filed April 8, 2009
               File No. 333-158501

Dear Mr. Connor:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. Please note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. All finalized agreements should be filed no later than *two* business days from the closing date of each takedown. Refer to Item 1100(f) of Regulation AB. Please confirm that you will file the material agreements within two business days of each takedown.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Prospectus Supplement for PPLUS Call A [Callable] Trust Certificates

Prospectus Supplement Risk Factors, page S-15

4. Revise to include a risk factor here and in the base prospectus, if applicable, to discuss the general issues with respect to the asset-backed securities market in light of the current credit market conditions and discuss how these factors may affect the yield on your securities.

You may not recover the whole of the stated amount of your trust certificates…, page S-16

5. We note that you may offer certificates where the underlying securities are guaranteed by the FDIC pursuant to the TLG Program. In the next amendment, please include bracketed language describing the form of the substance of the related risks here.

Default on Underlying Securities, page S-27

6. We note the placeholder on page S-27 that you will include TLGP disclosure from the base prospectus, if applicable. Please revise to provide the form disclosure regarding defaults on the underlying securities which are guaranteed by

the FDIC.

Prospectus Supplement for PPLUS IndexPlus [Callable] Trust Certificates

Description of the Underlying Securities, page S-36

7. Refer to the disclaimer on page S-37 that "no investigation has been undertaken in connection therewith and no guaranty can be given as to its accuracy or completeness on the date hereof." Please delete this disclaimer and similar disclaimers, if applicable, from the form prospectus supplements and base prospectus.

Prospectus

The Depositor & Sponsor, page 14

8. Please revise to disclose whether any prior securitizations organized by the sponsor have defaulted or experienced an early amortization or triggering event.

    Refer to Item 1104(c) of Regulation AB. We may have additional comments upon review of your response.

Part II, Undertakings

9. Please include the undertaking required by Item 512(k) of Regulation S-K.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact me at (202) 551-3642 with any questions.

Regards,

Lauren Nguyen
Attorney-Advisor

cc: Stuart K. Fleischmann
Shearman & Sterling LLP
Facsimile: (646) 848-7527